

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

7 July 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
      Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 6 July 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

07025672

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay -   The Bank of New York
                        ADR Department
                        101 Barclay St., 22nd Floor
                        New York
                        NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166, Fax: (603) 2162 3448



Form Version 2.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION on 06/07/2007 06:21:37 PM
Reference No LI-070706-8E369

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Liew Choon Yick	22.06.2007	1.330	21,000	Negligible
Yap Chan Mei	26.06.2007	1.037	18,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

0 6 JUL 2007

1

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